Mail Stop 4561

September 9, 2008

Mr. Charles E. Peters, Jr.
EVP & Chief Financial Officer
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

> **Re:** **Red Hat, Inc.**
> **Form 10-K for the Fiscal Year Ended February 29, 2008**
> **File No. 001-33162**

Dear Mr. Peters:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief